Atacama Resources International, Inc.
1317 Edgewater Dr., #2510
Orlando, FL 32804

October 10, 2024

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Atacama Resources International, Inc.
 Withdrawal of Registration Statement on Form 10-12G
 Filed on August 28, 2024
 File No. 000-55743

To whom it may concern:

On behalf of Atacama Resources International, Inc. (the “Company”), we hereby request that the Registration Statement on Form 10-12G, together with all exhibits thereto (File No. 000-55743), originally filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2024 (the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it is in the process of responding to comments made by the staff of the Division of Corporation Finance (the “Staff”) in the Staff’s letter dated September 18, 2024. In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on October 21, 2024. Following the withdrawal, the Company intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Staff’s comments.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to Zachary Walker of The Law Office of Zachary B. Walker PLLC, via email at zbwalker01@gmail.com.

Should you have any questions regarding this request for withdrawal, please contact Zachary Walker of The Law Office of Zachary B. Walker PLLC by telephone at (303) 328-8792.

Very truly yours,

/s/ Thomas Moynihan
Thomas Moynihan
Chief Executive Officer
Chief Financial Officer
Atacama Resources International, Inc.